UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 28, 2018

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

Results of the Annual Meeting of Stockholders

On December 21, 2018, the Company held its 2018 Annual Meeting of Stockholders (the “Annual Meeting”). The record date for the Annual Meeting was November 28, 2018. As of the record date, a total of 124,706,280 shares of the Company’s common stock were entitled to vote at the Annual Meeting. There were 67,344,044 shares of common stock present in person or by proxy at the Annual Meeting. Set forth below are the matters acted upon by the stockholders, and the final voting results of each such proposal.

1.

Election of Directors. The Company’s stockholders voted to elect Efstathios Loizos, George Malanga and John Stratakis as Class A Directors of the Company, whose terms, upon election, will expire in 2021.

	For	Withhold
Efstathios Loizos	64,287,479	3,056,565
George Malanga	64,334,608	3,009,436
John Stratakis	63,520,105	3,823,939

2.

Approval of an amendment to the Charter. Consistent with the Certificates of Designation for the Company’s Series G and Series H Preferred Stock (the “Certificates of Designation”), the Company proposed an amendment to the Charter to effectuate any and all such changes as may be necessary to permit the Series G and/or Series H Holders the ability to exercise certain voting rights pursuant to the Certificates of Designation. This proposal failed to receive the affirmative vote of holders of two-thirds of the Company’s issued and outstanding common stock entitled to vote at the Annual Meeting which was required to approve the proposal.

For	Against	Abstain
38,715,743	27,907,165	721,136

3.

Reverse Stock Split of the Common Stock of the Company. The Company proposed an amendment to the Charter to effectuate effect a reverse split of the Company’s issued and outstanding common stock, at a ratio of one-for-ten, with cash being paid in lieu of any fractional share of common stock (the “Reverse Stock Split”). The Company’s stockholders voted to approve the amendment to the Company’s charter to effectuate the Reverse Stock Split. A copy of the amendment to the Company’s charter to effectuate the Reverse Stock Split is included as Exhibit 1.1 to this Report Of Foreign Private Issuer on Form 6-K.

For	Against	Abstain
63,273,437	3,907,976	162,631

4.

Ratification of appointment of PricewaterhouseCoopers. The Company’s stockholders voted to ratify the appointment of PricewaterhouseCoopers as the Company’s independent public accountants for the year ending December 31, 2018.

For	Against	Abstain
65,500,283	1,217,227	626,534

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Name:	Angeliki Frangou
Title:	Chief Executive Officer
Date:	December 28, 2018

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Articles of Amendment of the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on December 27, 2018.